4th quarter 2017
Financial statements and review



2017 fourth quarter & year end results

Statoil reports adjusted earnings of USD 4.0 billion and USD 1.3 billion after tax in the fourth quarter of 2017. IFRS net operating income was USD 5.2 billion and the IFRS net income was USD 2.6 billion.

The fourth quarter was characterised by:

- Strong earnings and underlying cash flow. Net debt ratio at 29.0% [5]
- Solid operational performance with record production in fourth quarter and 2017. The 2017 underlying production growth was above 6% [7]. The reserve replacement ratio (RRR) was 150%
- Strong progress on project deliveries and efficiency improvements. 2017 organic capex was USD 9.4 billion [5]
- Increase in dividend by 4.5% to USD 0.23 per share, subject to annual general meeting approval

"In a recovering market, we delivered strong earnings and cash flow from all business segments. We had record high production both in the fourth quarter and for the full year, supported by continued solid operational performance. We expect long-term underlying earnings growth, and in line with our dividend policy the board proposes to increase the dividend by 4.5% to USD 0.23 per share," says Eldar Sætre, President and CEO of Statoil ASA.

"We have taken down our capital expenditure to 9.4 billion dollars from an initial guiding of 11 billion dollars. This has been achieved from continued improvement efforts and strong project deliveries. In cooperation with our suppliers and partners, we are getting more for less," says Sætre.

"Our cash flow generation was strong across the business. At an average oil price of around 54 dollars per barrel, we generated 3.1 billion dollars in free cash flow in 2017 and strengthened our financial position. We reduced our net debt ratio by more than 6 percentage points during this year, after having done several value-enhancing acquisitions," says Sætre.

Adjusted earnings [5] were USD 4.0 billion in the fourth quarter, up from USD 1.7 billion in the same period in 2016. Adjusted earnings after tax [5] were USD 1.3 billion in the fourth quarter, up from negative USD 40 million in the same period last year. Higher prices and continued solid operational performance, with record high production, contributed to the increase. In addition, lower exploration expenses contributed positively. For the full year, adjusted earnings were USD 12.6 billion, more than three times higher than USD 4.1 billion in 2016.

IFRS net operating income was USD 5.2 billion in the fourth quarter compared to negative USD 1.9 billion in the same period of 2016. The IFRS result was impacted by net impairment reversals of USD 1.6 billion, mainly related to a US onshore asset. IFRS net income was USD 2.6 billion, up from negative USD 2.8 billion in the fourth quarter of 2016. For the full year, IFRS net income was USD 4.6 billion, compared to negative USD 2.9 billion in 2016.

Statoil delivered equity production of 2,134 mboe per day in the fourth quarter, an increase from 2,095 mboe per day in the same period in 2016. The increase was primarily due to higher flexible gas production to capture higher prices, increased production US onshore and ramp-up of new fields. With continued solid operational performance Statoil delivered all time high production with an underlying production growth [7] of more than 6% in 2017.

As of year-end 2017, Statoil had completed 28 exploration wells with 14 commercial discoveries. Adjusted exploration expenses in the quarter were USD 0.3 billion, down from USD 0.6 billion in the fourth quarter of 2016.

The reserve replacement ratio (RRR) was 150% in 2017, impacted by sanctioning of new projects and positive reserve revisions on existing fields.

Cash flows provided by operating activities before taxes paid and working capital amounted to USD 20.7 billion for the full year of 2017 compared to USD 15.0 billion in 2016. Organic capital expenditure [5] was USD 9.4 billion for the full year of 2017. At year end, net debt to capital employed [5] was 29.0%, after an increase in working capital and payments for value enhancing transactions.

The board of directors proposes to the annual general meeting (AGM) to increase the dividend by 4.5% to USD 0.23 per share, for the fourth quarter. The two-year scrip program ended as planned in third quarter 2017.

The twelve-month average Serious Incident Frequency (SIF) was 0.6 for 2017, compared to 0.8 in 2016.

Capital markets update

Today, Statoil presents its update to the capital market, focusing on three priorities:

- Growing cash flow and returns – capacity to generate USD 12 billion in free cash flow [5] from 2018 to 2020, and around 12% return on average capital employed (ROACE) [5] in 2020[1]. Statoil can be free cash flow positive below USD 50 per barrel from 2018 to 2020[2]
- Delivering profitable growth from world class projects - investing in a radically improved next generation portfolio with 3.2 billion barrels at an average break-even of USD 21 per barrel
- Leveraging industrial strengths to realise the always safe, high value, low carbon strategy

"We expect to increase returns and can deliver 12 billion dollars in free cash flow from 2018 to 2020. With solid operational performance and realised efficiencies, we are a stronger and more competitive company. We have radically improved our next generation portfolio, and Johan Sverdrup phase 1, has now a break-even below 15 dollars per barrel. We will profitably grow production, strengthen our balance sheet, and increase the cash dividend", says Sætre.

"The Norwegian continental shelf is the backbone of our business, where we develop new ideas and technologies, and scale them industrially to create even more value. Internationally we are increasingly targeting opportunities where we can leverage our key value drivers with an even stronger Statoil-operated footprint", says Sætre.

Statoil continues to transform its cost base and value creation potential. With USD 1.3 billion in additional improvements in 2017, Statoil has realised annual efficiencies of USD 4.5 billion from 2013. Digitalisation and innovation can further enhance safety, increase value creation, reduce drilling costs, and enable significant capex reductions in future field developments.

Statoil is already an industry leader on carbon intensity, and has set ambitious CO_2 emission reduction targets.

The company expects to invest 15–20% of total capex in new energy solutions by 2030.

"Statoil has a competitive advantage to create superior value in a low carbon future, with CO_2 emissions around half the industry average and record high natural gas production that can replace coal. We will continue to develop as a broad energy company and are building a profitable industrial position within new renewable energy," says Sætre.

Furthermore, Statoil announces its updated outlook for 2018-2020:

- Statoil expects organic capex [5] of around USD 11 billion in 2018
- Statoil expects 1-2% production growth in 2018 and an annual production growth of around 3-4% from 2017 to 2020
- Statoil expects to drill around 40 exploration wells in 2018 with an expected spend of around USD 1.5 billion

	Quarters		Change		Full year		
Q4 2017	Q3 2017	Q4 2016	Q4 on Q4		2017	2016	Change
5,182	1,095	(1,897)	N/A	Net operating income (USD million)	13,771	80	>100%
3,956	2,346	1,664	>100%	Adjusted earnings (USD million) [5]	12,638	4,070	>100%
2,575	(478)	(2,785)	N/A	Net income (USD million)	4,598	(2,902)	N/A
1,306	819	(40)	N/A	Adjusted earnings after tax (USD million) [5]	4,528	(208)	N/A
2,134	2,045	2,095	2%	Total equity liquids and gas production (mboe per day) [4]	2,080	1,978	5%
56.0	47.0	43.8	28%	Group average liquids price (USD/bbl) [1]	49.1	37.8	30%

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[1] Assuming USD 70 per barrel organic free cash flow, including announced transactions
[2] Organic free cash flow, excluding considerations from announced transactions

GROUP REVIEW

Fourth quarter 2017

Total equity liquids and gas production [4] was 2,134 mboe per day in the fourth quarter of 2017, up 2% compared to fourth quarter of 2016 mainly due to new production from ramp-up and start-up on various fields, and increased flexible gas production on the Norwegian continental shelf because of higher prices. Expected natural decline and divestments partially offset the increase.

Total entitlement liquids and gas production [3] was slightly up 1% to 1,962 mboe per day in the fourth quarter of 2017 compared to 1,934 mboe per day in the fourth quarter of 2016 due to the increase in equity production as described above, partially offset by negative effects from production sharing agreements (PSA) [4] and US royalties [4] due to higher prices. The effects from PSA and US royalties were 172 mboe per day in the fourth quarter of 2017 compared to 161 mboe per day in the fourth quarter of 2016.

Q4 2017	Quarters Q3 2017	Q4 2016	Change Q4 on Q4	Condensed income statement under IFRS (unaudited, in USD million)	2017	Full year 2016	Change
17,114	13,609	12,756	34%	Total revenues and other income	61,187	45,873	33%
(8,414)	(6,475)	(6,290)	34%	Purchases [net of inventory variation]	(28,212)	(21,505)	31%
(2,433)	(2,216)	(2,667)	(9%)	Operating and administrative expenses	(9,501)	(9,787)	(3%)
(1,292)	(3,096)	(4,261)	(70%)	Depreciation, amortisation and net impairment losses	(8,644)	(11,550)	(25%)
207 [1]	(727)	(1,435)	N/A	Exploration expenses	(1,059)	(2,952)	(64%)
5,182	1,095	(1,897)	N/A	Net operating income/(loss)	13,771	80	>100%
2,575	(478)	(2,785)	N/A	Net income/(loss)	4,598	(2,902)	N/A

1) Positive exploration expenses due to impairment reversal. See note 2 and 6 to the Condensed interim financial statements for further information.

Net operating income was USD 5,182 million in the fourth quarter of 2017, compared to net operating income of negative USD 1,897 million in the fourth quarter of 2016. The substantial increase was primarily due to higher liquids and gas prices and net impairments reversals, compared to net impairment charges in the same quarter last year. Higher gas volumes and reduced exploration and depreciation expenses added to the increase in net operating income.

In addition to the positive effect from net impairment reversals of USD 1,647 million in the fourth quarter of 2017, net operating income was negatively affected by changes in fair value of derivatives and inventory hedge contracts of USD 264 million. In the fourth quarter of 2016, net impairment charges of USD 2,298 million and unrealised losses on derivatives and inventory hedge contracts of USD 765 million negatively affected net operating income.

For further details on impairment and impairment reversals, see note 2 Segments to the Condensed interim financial statement and the section Use and reconciliation of non-GAAP financial measures later in this report.

Q4 2017	Quarters Q3 2017	Q4 2016	Change Q4 on Q4	Adjusted earnings (in USD million)	Full year 2017	2016	Change
17,455	14,092	13,562	29%	Adjusted total revenues and other income	60,782	46,894	30%
(8,386)	(6,515)	(6,193)	35%	Adjusted purchases [6]	(28,247)	(21,514)	31%
(2,407)	(2,238)	(2,317)	4%	Adjusted operating and administrative expenses	(9,083)	(9,170)	(1%)
(2,433)	(2,577)	(2,781)	(13%)	Adjusted depreciation expenses	(9,699)	(10,249)	(5%)
(274)	(416)	(607)	(55%)	Adjusted exploration expenses	(1,115)	(1,891)	(41%)
3,956	2,346	1,664	>100%	Adjusted earnings [5]	12,638	4,070	>100%
1,306	819	(40)	N/A	Adjusted earnings after tax [5]	4,528	(208)	N/A

Adjusted operating and administrative expenses increased by USD 90 million in the fourth quarter of 2017, compared to the fourth quarter of 2016. New fields coming on stream and a high activity level in general was partially offset by decreased costs due to divestments of assets.

Adjusted depreciation expenses decreased by 13% to USD 2,433 million in the fourth quarter of 2017, mainly due to higher reserves estimates, lower liquids production and lower depreciation basis due to impairments of assets in previous periods. Production start-up and ramp-up of new fields partially offset the decrease.

Adjusted exploration expenses decreased by USD 333 million to USD 274 million mainly due to a lower portion of capitalised expenditures from earlier years being expensed in the fourth quarter of 2017 compared to the fourth quarter of 2016. Exploration activity was higher in the fourth quarter of 2017, but less expensive wells drilled and lower seismic and field development costs than in the fourth quarter of 2016, added to the reduction in exploration expenses.

After total adjustments of net USD 1,227 million to net operating income, **Adjusted earnings** [5] were USD 3,956 million in the fourth quarter of 2017, up from USD 1,664 million in the fourth quarter of 2016.

Adjusted earnings after tax [5] were USD 1,306 million in the fourth quarter of 2017, which reflects an effective tax rate on adjusted earnings of 67%, compared to 102.4% in the fourth quarter of 2016. The reduction in effective tax rate was mainly due to lower losses in fourth quarter of 2017 compared to fourth quarter of 2016 in entities with lower than average tax rates or in entities without recognised deferred tax assets.

Total cash flows increased by USD 672 million compared to the fourth quarter of 2016.

Cash flows provided by operating activities were reduced by USD 368 million compared to the fourth quarter of 2016. The decrease was mainly due to a reduction in finance derivatives effects and increased tax payments offset by increased liquids and gas prices compared to the fourth quarter of last year. The change in the finance foreign exchange derivatives is mainly offset by a change in cash flows used in investing activities.

Cash flows used in investing activities were reduced by USD 2,795 million compared to the fourth quarter of 2016. The decrease was mainly due to reduced financial investments.

Cash flows used in financing activities were increased by USD 1,755 million compared to the fourth quarter of 2016. The increase in cash flow was mainly due to repayment of four bond loans, partially offset by increased cash flow from collateral related to derivatives.

Free cash flow [5] in the fourth quarter of 2017 was negative USD 465 million compared to negative USD 63 million in the fourth quarter of 2016 mainly due to increased tax payments and a reduction in finance derivatives effects, offset by increased liquids and gas prices and decreased capital expenditures.

Full year 2017

Net operating income was USD 13,771 million in 2017 compared to USD 80 million in 2016. The large increase was primarily driven by higher prices for both liquids and gas, increased gas volumes and significant net impairments reversals in 2017 compared to net impairment charges in 2016. Reduced depreciation and exploration expenses added to the increase.

In addition to net impairment reversals of USD 1,137 million in 2017, net operating income was positively impacted by changes in fair value of derivatives and inventory hedge contracts of USD 240 million and negatively impacted by net losses on sale of assets of USD 372 million.

In 2016, net operating income was negatively impacted by net impairment charges of USD 2,317 million and unrealised losses on derivatives and inventory hedge contracts of USD 1,098 million.

For further details on impairment and impairment reversals, see note 2 Segments to the Condensed interim financial statement and the section Use and reconciliation of non-GAAP financial measures later in this report.

Adjusted operating and administrative expenses were USD 9,083 million in 2017, a slight decrease of 1% since 2016. New fields coming on stream and ramp-up on various fields, and higher royalty costs were offset by lower expenses due to divestments and reduced asset retirement provisions.

Adjusted depreciation expenses decreased by 5% to USD 9,699 million in 2017, mainly due to net increases in proved reserves estimates on several fields and lower depreciation basis due to impairments of assets in previous periods. Start-up and ramp-up of new fields partially offset the reduction in depreciation costs.

Adjusted exploration expenses decreased by USD 776 million to USD 1,115 million, primarily due to a lower portion of expenditures capitalised in previous years being expensed in 2017 compared to 2016. Exploration activity was higher in 2017. However, as the exploration wells drilled in 2017 were less expensive due to improved drilling efficiency, exploration expenditures were reduced in 2017 compared to 2016. The lower capitalisation rate in 2017 partially offset the decrease.

After total adjustments of USD 1,133 million to net operating income, **Adjusted earnings** [5] were USD 12,638 million in 2017, significantly up from 2016 when adjusted earnings were USD 4,070 million.

Adjusted earnings after tax [5] were USD 4,528 million for the full year 2017, compared to negative USD 208 million for the full year 2016. The effective tax rate on adjusted earnings was 64,2%, compared to an effective tax rate of 105.1% for the full year 2016. The reduction in effective tax rate was mainly due to reversal of provisions related to our operations in Angola in the second quarter of 2017, and lower losses in 2017 compared to 2016 in entities with lower than average tax rates or in entities without recognised deferred tax assets.

Proved reserves at the end of 2017 were 5,367 mmboe, an increase compared to 5,013 mmboe at the end of 2016. In 2017, a total of 1,096 mmboe were added through revisions, extensions, discoveries and acquisitions. The increase in reserves in 2017 was due to positive revisions on several of our producing fields in Norway and internationally due to good production performance and continued IOR efforts, sanctioning of several new field development projects in Norway, continued drilling and improved production performance in our US onshore assets and the extension of the Azeri-Chirag-Deepwater Gunashli (ACG) production sharing agreement. The increased oil price also had a positive impact on the proved reserves in several assets. All numbers are including equity accounted entities.

The reserve replacement ratio (RRR) was 150% in 2017 compared to 93% in 2016. The RRR measures the proved reserves added to the reserve base and includes the effects of sales and purchases, relative to the amount of oil and gas produced. The organic reserves replacement ratio excluding sales and purchases was 148% compared to 87% in 2016 and the average three-year replacement ratio (including the effects of sales and purchases), was 99% at the end of 2017 compared to 70% at the end of 2016.

Based on adjusted earnings after tax and average capital employed, calculated **return on average capital employed (ROACE)** [5] was 8.2% for the 12-month period ended 31 December 2017 and negative 0.4% for the 12-month period ended 31 December 2016.

Organic capital expenditures [5] amounted to USD 9.4 billion for the year ended 2017, compared to the original guidance for 2017 of USD 11 billion. Total capital expenditures were USD 10.8 billion in 2017.

Total cash flows increased by USD 2,234 million compared to the full year 2016.

Cash flows provided by operating activities were increased by USD 5,329 million compared to the full year 2016. The increase was mainly due to increased liquids and gas prices and a reduction in working capital, partially offset by increased tax payments.

Cash flows used in investing activities were reduced by USD 768 million compared to the full year 2016. The decrease was due to decreased capital expenditures, partially offset by reduced proceeds from sale of assets and increased financial investments.

Cash flows used in financing activities were increased by USD 3,863 million compared to the full year 2016. The cash outflow was mainly due to repayment of finance debt, partially offset by increased cash flow from collateral related to derivatives.

Free cash flow [5] for the full year of 2017 was USD 3,144 million compared to negative USD 3,086 million in the full year 2016, an improvement of more than USD 6 billion. The increase was mainly due to higher liquids and gas prices and decreased capital expenditures, partially offset by increased tax payments.

OUTLOOK

- **Organic capital expenditures** [5] for 2018 are estimated at around USD 11 billion
- Statoil intends to continue to mature its large portfolio of exploration assets and estimates a total **exploration activity** level of around USD 1.5 billion for 2018, excluding signature bonuses
- Statoil's ambition is to keep the **unit of production cost** in the top quartile of its peer group
- For the period 2017 – 2020, **production growth** [7] is expected to come from new projects resulting in around 3-4% CAGR (Compound Annual Growth Rate)
- **Production** [7] for 2018 is estimated to be 1-2% above the 2017 level
- **Scheduled maintenance activity** is estimated to reduce quarterly production by approximately 10 mboe per day in the first quarter of 2018. In total, maintenance is estimated to reduce equity production by around 30 mboe per day for the full year of 2018

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream, operational regularity, activity level in the US onshore, as well as uncertainty around the closing of the announced transactions represent the most significant risks related to the foregoing production guidance. For further information, see section Forward-Looking Statements.

EXPLORATION & PRODUCTION NORWAY

Fourth quarter 2017 review

Average daily production of liquids and gas was stable at 1,376 mboe per day in the fourth quarter of 2017, compared to 1,374 mboe per day fourth quarter of 2016. Positive contribution from higher gas off-take at Troll and Oseberg, in addition to ramp up of new fields were offset by reduced operational performance and regularity on certain fields.

Net operating income for Exploration & Production Norway (E&P Norway) was USD 3,211 million in the fourth quarter of 2017 compared to USD 792 million in the fourth quarter of 2016. The increase was mainly due to increased liquids prices and higher gas price in addition to positive net change effects from impairment and impairment reversals.

In the fourth quarter of 2017, reversals of impairment of USD 268 million positively impacted net operating income, partially offset by an underlift effect of USD 69 million. In the fourth quarter of 2016, an impairment of USD 829 million negatively impacted net operating income.

Adjusted operating and administrative expenses increased mainly due to change in the allocation of gas transportation costs between E&P Norway and Marketing, Midstream & Processing (MMP) and new fields on stream. The change in the internal allocation also increased the adjusted revenues due to a higher transfer price. Adjusted depreciation decreased mainly due to net change in field specific production and net increase in proved reserves. Adjusted exploration expenses were on same level as previous year.

After total adjustments of net USD 207 million to net operating income, **Adjusted earnings** [5] were USD 3,004 million in the fourth quarter of 2017, up 52% from USD 1,972 million in the fourth quarter of 2016.

Q4 2017	Quarters Q3 2017	Q4 2016	Change Q4 on Q4	Adjusted earnings (in USD million)	2017	Full year 2016	Change
5,189	4,219	4,025	29%	Adjusted total revenues and other income	17,676	13,216	34%
(826)	(754)	(590)	40%	Adjusted operating and administrative expenses	(2,943)	(2,543)	16%
(1,245)	(1,351)	(1,348)	(8%)	Adjusted depreciation	(4,779)	(4,869)	(2%)
(114)	(98)	(115)	(1%)	Adjusted exploration expenses	(379)	(371)	2%
3,004	2,015	1,972	52%	Adjusted earnings [5]	9,575	5,435	76%

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements

Full year 2017

Net operating income for E&P Norway was USD 10,485 million in the full year of 2017 compared to USD 4,451 million in the full year of 2016. The increase was primarily driven by higher liquids and gas prices and positive net change effects from impairment and impairment reversals.

In the full year of 2017, net impairment reversals of USD 905 million positively impacted net operating income. In the full year of 2016., impairments of USD 829 million negatively impacted net operating income.

Adjusted total revenues and other income increased by 34% compared to the full year of 2016, primarily driven by higher liquids prices, gas prices and volume. Adjusted operating and administrative expenses increased mainly as a result of a change in the internal allocation of gas transportation costs between E&P Norway and MMP. The change in the internal allocation also increased the adjusted revenues due to a higher transfer price. Adjusted depreciation decreased marginally mainly due to a net increase in proved reserves, partially offset by ramp up of new fields. Adjusted exploration expenses were on same level as previous year.

After total adjustments of USD 910 million to net operating income, **Adjusted earnings** [5] were USD 9,575 million in the full year of 2017, up 76% from the full year of 2016 when adjusted earnings were USD 5,435 million.

EXPLORATION & PRODUCTION INTERNATIONAL

Fourth quarter 2017 review

Average equity production of liquids and gas increased by 5% to 757 mboe per day in the fourth quarter of 2017 compared to the fourth quarter of 2016. The increase was driven by ramp-up of Appalachian basin wells, improved operational efficiency on Bakken, and the lower effect of planned turnarounds in the fourth quarter of 2017. This was partially offset by the divestment of Kai Kos Dehseh oil sands, the reclassification of the heavy oil project Petrocedeño as a financial investment and expected natural decline.

Average daily entitlement production of liquids and gas increased by 5% to 585 mboe per day in the fourth quarter of 2017 compared to the fourth quarter of 2016. The increase was due to higher equity production, partially offset by negative effects from production sharing agreements (PSA) and US royalties [4], due to higher prices. The effects from PSA and US royalties were 172 mboe per day in the fourth quarter of 2017 compared to 161 mboe per day in the fourth quarter of 2016.

Net operating income for Exploration & Production International (E&P International) was positive USD 1,754 million in the fourth quarter of 2017 compared to negative USD 2,610 million in the fourth quarter of 2016. The positive development was mainly due to net reversal of impairments of USD 1,331 million in the fourth quarter of 2017 mainly relating to an unconventional asset in North America of USD 1,266 million, compared to net impairment losses of USD 1,838 million in the fourth quarter of 2016 (see note 2 Segments and note 6 Property, plant and equipment and intangible assets to the Condensed interim financial statements). Higher realised oil and gas prices, as well as lower exploration, depreciation, and operating and administrative expenses added further to the positive development.

Adjusted operating and administrative expenses decreased mainly due to portfolio changes and lower operations and maintenance cost on various fields. The decreases were partially offset by increased costs related to preparation for operation for new fields and higher royalty expenses. Adjusted depreciation decreased primarily due to higher reserves estimates, in addition to effects from previous period impairments. Adjusted exploration expenses decreased in the fourth quarter of 2017 mainly due to a lower portion of wells capitalised in previous periods being expensed this quarter. After total adjustments of negative USD 1,315 million to net operating income, **Adjusted earnings** [5] were positive USD 438 million in the fourth quarter of 2017, up from negative USD 681 million in the fourth quarter of 2016.

Q4 2017	Quarters Q3 2017	Q4 2016	Change Q4 on Q4	Adjusted earnings (in USD million)	2017	Full year 2016	Change
2,269	2,003	1,859	22%	Adjusted total revenues and other income	9,238	6,546	41%
(587)	(581)	(710)	(17%)	Adjusted operating and administrative expenses	(2,416)	(2,638)	(8%)
(1,084)	(1,131)	(1,338)	(19%)	Adjusted depreciation	(4,525)	(4,969)	(9%)
(160)	(318)	(492)	(68%)	Adjusted exploration expenses	(737)	(1,521)	(52%)
438	(27)	(681)	N/A	Adjusted earnings [5]	1,559	(2,582)	N/A

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements

Full year 2017

Net operating income for E&P International was positive USD 1,341 million in the full year of 2017 compared to negative USD 4,352 million in the full year of 2016. The improvement was mainly due to higher oil and gas prices, and positive effects from net reversal of impairments in 2017 compared with negative effects from net impairments in 2016. Increased revenues due to reversal of provisions related to our operations in Angola, as well as lower exploration, depreciation, and operation and administrative expenses contributed to the positive development (see note 8 Provisions, commitments, contingent liabilities and contingent assets to the Condensed interim financial statements).

In the full year of 2017, net operating income was positively impacted by net reversal of impairments of USD 183 million, with the reversal of impairment related to an unconventional onshore asset in North America in the fourth quarter of 2017 as the main contributor to the positive effect, and negatively affected by net losses from sale of assets of USD 379 million (see note 2 Segments and note 6 Property, plant and equipment and intangible assets to the Condensed interim financial statements). In the full year of 2016, net operating income was negatively impacted by net impairment losses of USD 1,557 million.

Adjusted operating and administrative expenses decreased primarily due to portfolio changes and reduced provisions related to asset retirement. The decreases were partially offset by higher royalties, costs related to preparation for operation for new fields and transportation expenses. Adjusted depreciation decreased primarily driven by improved reserves estimates and effects from previous periods impairments, partially offset by production ramp-up from new fields. Adjusted exploration expenses decreased in the full year of 2017 mainly due to a lower portion of wells capitalised in previous periods being expensed this year.

After total adjustments of net USD 219 million to net operating income, **Adjusted earnings** [5] were positive USD 1,559 million in the full year of 2017, up from negative USD 2,582 million in the full year of 2016.

MARKETING, MIDSTREAM & PROCESSING

Fourth quarter 2017 review

Natural gas sales volumes amounted to 15.6 billion standard cubic meters (bcm) in the fourth quarter of 2017, up 5% compared to the fourth quarter of 2016. The increase was due to higher Statoil entitlement production on the Norwegian continental shelf and entitlement production from Development & Production USA (DPUSA), partially offset by lower third-party gas. Entitlement gas was 13.9 bcm in the fourth quarter of 2017 compared to 12.5 bcm in the fourth quarter of 2016.

Average invoiced European natural gas sales price [8] increased by 18% in the fourth quarter of 2017 compared to the fourth quarter of 2016. **Average invoiced North American piped gas sales price** [8] was on the same level as fourth quarter of 2016.

Net operating income for Marketing, Midstream & Processing (MMP) was positive USD 343 million in the fourth quarter of 2017 compared to positive USD 264 million in the fourth quarter of 2016. The increase was mainly related to lower loss in fair value of derivatives and periodisation of inventory hedging effect totalling USD 276 million in fourth quarter of 2017 compared to USD 598 million in fourth quarter of 2016. Positive change effects related to provisions of USD 39 million in fourth quarter of 2017 compared to USD 168 million in fourth quarter of 2016 added to the increase. The increases were partially offset by negative change effects in net impairment reversal of USD 48 million in fourth quarter of 2017 compared to USD 368 million in the fourth quarter of 2016, mainly related to refinery assets.

Adjusted purchases increased due to higher prices for liquids and gas. Adjusted operating and administrative expenses decreased compared to fourth quarter of 2016 mainly due to a change in the internal allocation of gas transportation costs between MMP and E&P Norway, partially offset by cost increases related to refinery and a new asset. Adjusted depreciations increased due to net impairment reversal in previous periods.

After total adjustments of USD 190 million, **Adjusted earnings** [5] were USD 533 million in the fourth quarter of 2017, compared to USD 514 million in the fourth quarter of 2016. The increase was mainly due to higher processing margins, partially offset by weaker trading results.

	Quarters		Change	Adjusted earnings		Full year	
Q4 2017	Q3 2017	Q4 2016	Q4 on Q4	(in USD million)	2017	2016	Change
17,021	13,816	13,322	28%	Adjusted total revenues and other income	58,707	45,981	28%
(15,346)	(12,367)	(11,679)	31%	Adjusted purchases [6]	(52,741)	(39,924)	32%
(1,056)	(950)	(1,064)	(1%)	Adjusted operating and administrative expenses	(3,913)	(4,187)	(7%)
(86)	(75)	(65)	31%	Adjusted depreciation	(304)	(294)	3%
533	423	514	4%	Adjusted earnings [5]	1,749	1,576	11%

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements

Full year 2017

Net operating income for MMP was USD 2,243 million in the full year of 2017 compared to USD 623 million in the full year of 2016. The increase was mainly due to positive change effects in fair value of derivatives and periodisation of inventory hedging effect, totalling USD 365 million in the full year of 2017 compared to negative USD 1,072 million in the full year of 2016. In addition, higher results from processing for the full year of 2017 added to the increase. The increase was partially offset by negative changes in operational storage effects of positive USD 94 million in the full year of 2017 compared to positive USD 228 million in the full year of 2016.

Adjusted total revenues and other income as well as adjusted purchases increased compared to full year of 2016, primarily driven by the increased prices for liquids products. Adjusted operating and administrative expenses decreased mainly due to change in the internal allocation of gas transportation cost between MMP and E&P Norway. Adjusted depreciations increased marginally in full year of 2017 compared to the full year of 2016.

After total adjustments of negative USD 495 million, **Adjusted earnings** [5] were USD 1,749 million in the full year of 2017, up 11% from the full year of 2016 when adjusted earnings were USD 1,576 million.

CONDENSED INTERIM FINANCIAL STATEMENTS

Fourth quarter 2017

CONSOLIDATED STATEMENT OF INCOME

Q4 2017	Quarters Q3 2017	Q4 2016	(unaudited, in USD million)	Full year 2017	Full year 2016
17,110	13,531	12,696	Revenues	60,971	45,688
(3)	68	(58)	Net income/(loss) from equity accounted investments	188	(119)
7	11	118	Other income	27	304
17,114	13,609	12,756	Total revenues and other income	61,187	45,873
(8,414)	(6,475)	(6,290)	Purchases [net of inventory variation]	(28,212)	(21,505)
(2,271)	(2,028)	(2,439)	Operating expenses	(8,763)	(9,025)
(163)	(188)	(228)	Selling, general and administrative expenses	(738)	(762)
(1,292)	(3,096)	(4,261)	Depreciation, amortisation and net impairment losses	(8,644)	(11,550)
207	(727)	(1,435)	Exploration expenses	(1,059)	(2,952)
5,182	1,095	(1,897)	Net operating income/(loss)	13,771	80
(39)	(150)	(838)	Net financial items	(351)	(258)
5,144	944	(2,735)	Income/(loss) before tax	13,420	(178)
(2,568)	(1,422)	(50)	Income tax	(8,822)	(2,724)
2,575	(478)	(2,785)	Net income/(loss)	4,598	(2,902)
2,574	(480)	(2,791)	Attributable to equity holders of the company	4,590	(2,922)
1	3	6	Attributable to non-controlling interests	8	20
0.78	(0.15)	(0.87)	Basic earnings per share (in USD)	1.40	(0.91)
0.77	(0.15)	(0.87)	Diluted earnings per share (in USD)	1.40	(0.91)
3,298	3,279	3,219	Weighted average number of ordinary shares outstanding (in millions)	3,268	3,195

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Q4 2017	Quarters Q3 2017	Q4 2016	(unaudited, in USD million)	2017	Full year 2016
2,575	(478)	(2,785)	Net income/(loss)	4,598	(2,902)
244	(111)	(294)	Actuarial gains/(losses) on defined benefit pension plans	172	(503)
(61)	32	71	Income tax effect on income and expenses recognised in OCI	(38)	129
183	(79)	(223)	Items that will not be reclassified to the Consolidated statement of income	134	(374)
(668)	1,275	(1,552)	Currency translation adjustments	1,710	17
(15)	0	0	Net gains/(losses) from available for sale financial assets	(64)	(0)
(27)	(4)	0	Share of OCI from equity accounted investments	(40)	0
(711)	1,271	(1,552)	Items that may be subsequently reclassified to the Consolidated statement of income	1,607	17
(528)	1,191	(1,775)	Other comprehensive income/(loss)	1,741	(357)
2,048	714	(4,560)	Total comprehensive income/(loss)	6,339	(3,259)
2,047	711	(4,566)	Attributable to the equity holders of the company	6,331	(3,279)
1	3	6	Attributable to non-controlling interests	8	20

CONSOLIDATED BALANCE SHEET

(unaudited, in USD million)	At 31 December 2017	At 30 September 2017	At 31 December 2016
ASSETS			
Property, plant and equipment	63,637	62,334	59,556
Intangible assets	8,621	8,999	9,243
Equity accounted investments	2,551	2,426	2,245
Deferred tax assets	2,441	2,341	2,195
Pension assets	1,306	957	839
Derivative financial instruments	1,603	1,931	1,819
Financial investments	2,841	2,946	2,344
Prepayments and financial receivables	912	893	893
Total non-current assets	83,911	82,827	79,133
Inventories	3,398	2,951	3,227
Trade and other receivables	9,425	7,218	7,839
Derivative financial instruments	159	202	492
Financial investments	8,448	11,581	8,211
Cash and cash equivalents	4,390	6,336	5,090
Total current assets	25,820	28,289	24,859
Assets classified as held for sale	1,369	0	537
Total assets	111,100	111,116	104,530
EQUITY AND LIABILITIES			
Shareholders' equity	39,861	38,204	35,072
Non-controlling interests	24	28	27
Total equity	39,885	38,233	35,099
Finance debt	24,183	27,041	27,999
Deferred tax liabilities	7,654	7,979	6,427
Pension liabilities	3,904	3,725	3,380
Provisions	15,557	14,790	13,406
Derivative financial instruments	900	934	1,420
Total non-current liabilities	52,198	54,468	52,633
Trade, other payables and provisions	9,737	8,818	9,666
Current tax payable	4,057	4,352	2,184
Finance debt	4,091	4,214	3,674
Dividends payable	729	725	712
Derivative financial instruments	403	307	508
Total current liabilities	19,017	18,416	16,744
Liabilities directly associated with the assets classified as held for sale	0	0	54
Total liabilities	71,214	72,884	69,431
Total equity and liabilities	111,100	111,116	104,530

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Available for sale financial assets	OCI from equity accounted investments	Shareholders' equity	Non-controlling interests	Total equity
At 31 December 2015	1,139	5,720	38,693	(5,281)	(0)	0	40,271	36	40,307
Net income/(loss)			(2,922)				(2,922)	20	(2,902)
Other comprehensive income/(loss)			(374)	17	(0)	0	(357)		(357)
Total comprehensive income/(loss)									(3,259)
Dividends	17	887	(2,824)				(1,920)		(1,920)
Other equity transactions		1	0				2	(30)	(28)
At 31 December 2016	1,156	6,607	32,573	(5,264)	(0)	0	35,072	27	35,099
At 31 December 2016	1,156	6,607	32,573	(5,264)	(0)	0	35,072	27	35,099
Net income/(loss)			4,590				4,590	8	4,598
Other comprehensive income/(loss)			134	1,710 [1]	(64)	(40)	1,741		1,741
Total comprehensive income/(loss)									6,339
Dividends[2]	24	1,333	(2,891)				(1,534)		(1,534)
Other equity transactions		(8)	0				(8)	(10)	(18)
At 31 December 2017	1,180	7,933	34,406	(3,554)	(64)	(40)	39,861	24	39,885

1) Currency translation adjustments year to date includes a loss of USD 294 million directly associated with the sale of interest in Kai Kos Dehseh oil sands project. See note 3 Acquisitions and disposals.

2) For more information, see note 7 Dividends.

CONSOLIDATED STATEMENT OF CASH FLOWS

Q4 2017	Quarters Q3 2017	Q4 2016	(unaudited, in USD million)	Full year 2017	Full year 2016
5,144	944	(2,735)	Income/(loss) before tax	13,420	(178)
1,292	3,096	4,261	Depreciation, amortisation and net impairment losses	8,644	11,550
(501)	361	1,067	Exploration expenditures written off	(8)	1,800
92	(337)	529	(Gains) losses on foreign currency transactions and balances	(453)	(137)
(4)	3	(29)	(Gains) losses on sales of assets and businesses	395	(110)
(62)	472	(203)	(Increase) decrease in other items related to operating activities[1][3]	(391)	1,076
(86)	(343)	2,350	(Increase) decrease in net derivative financial instruments[1]	(596)	1,307
66	75	60	Interest received	282	280
(218)	(131)	(151)	Interest paid	(622)	(548)
5,722	4,141	5,149	Cash flows provided by operating activities before taxes paid and working capital items	20,671	15,040
(2,462)	(1,577)	(1,349)	Taxes paid	(5,766)	(4,386)
(1,601)	209	(1,774)	(Increase) decrease in working capital[1]	(542)	(1,620)
1,659	2,773	2,027	Cash flows provided by operating activities	14,363	9,034
(3,398)	(2,634)	(3,819)	Capital expenditures and investments	(10,755)	(12,191)
3,211	2,231	557	(Increase) decrease in financial investments	592	877
42	17	83	(Increase) decrease in other items interest bearing	79	107
4	25	244	Proceeds from sale of assets and businesses	406	761
(140)	(361)	(2,935)	Cash flows used in investing activities	(9,678)	(10,446)
0	0	1,323	New finance debt	0	1,322
(3,507)	(1,257)	(893)	Repayment of finance debt	(4,775)	(1,072)
(373)	(390)	(371)	Dividend paid	(1,491)	(1,876)
461	243	(1,723)	Net current finance debt and other	444	(333)
(3,419)	(1,403)	(1,664)	Cash flows provided by (used in) financing activities	(5,822)	(1,959)
(1,900)	1,009	(2,572)	Net increase (decrease) in cash and cash equivalents	(1,137)	(3,371)
(40)	237	(352)	Effect of exchange rate changes on cash and cash equivalents	436	(152)
6,330	5,083	8,014	Cash and cash equivalents at the beginning of the period (net of overdraft)	5,090	8,613
4,390	6,330	5,090	Cash and cash equivalents at the end of the period (net of overdraft)[2]	4,390	5,090

1) (Increase) decrease in items under operating activities include currency effects.
2) At 31 December 2017 and at 31 December 2016 net overdrafts were zero.
3) The reversal of the provision related to profit oil and interest expense relate to Block 4, Block 15, Block 17 and Block 31 offshore Angola of USD 1,073 million in the second quarter of 2017 has no cash effect and is excluded from Cash flow provided by operating activity. Reference is made to note 8 Provisions, commitments, contingent liabilities and contingent assets for more information.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

General information and organisation

Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Statoil group's (Statoil) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA).

All Statoil's oil and gas activities and net assets on the Norwegian continental shelf are owned by Statoil Petroleum AS, a 100% owned operating subsidiary of Statoil ASA. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Statoil's Condensed interim financial statements for the three month and full year periods ended 31 December 2017 were authorised for issue by the board of directors on 6 February 2018.

Basis of preparation

These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these Condensed interim financial statements is included in Statoil`s Consolidated annual financial statements for 2016.

With effect from 1 January 2017, Statoil presents net interest costs related to its defined benefit pension plans within Net financial items. These expenses were previously included in the Consolidated statement of income as part of pension cost within net operating income. The policy change better aligns the classification of the interest costs with their nature, as the benefit plan is closed to new members and now increasingly represents a financial exposure to Statoil. The change in presentation also impacts the gain or loss from changes in the fair value of Statoil's notional contribution pension plans. The impact on the net operating income at implementation and for comparative periods presented in these Condensed interim financial statements is immaterial, and prior periods' figures have consequently not been restated.

There have been no other changes to significant accounting policies in the four quarters of 2017 compared to the Consolidated annual financial statements for 2016.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The Condensed interim financial statements are unaudited.

IFRS 9 Financial Instruments

IFRS 9 will be implemented by Statoil on the effective date 1 January 2018. The standard replaces IAS 39 Financial instruments: Recognition and Measurement. Statoil will implement IFRS 9 retrospectively with the cumulative effect of initially applying the standard recognised at the date of initial application. The impact of the IFRS 9 implementation on Statoil's equity is expected to be immaterial.

Portions of Statoil's cash equivalents and current financial investments tied to liquidity management, which under IAS 39 are classified as held for trading and reflected at fair value through profit and loss, will under IFRS 9 be measured at amortised cost, based on an evaluation of the contractual terms and the business model applied. For certain financial assets currently classified as Available for sale, changes in fair value which are currently reflected in OCI, will be reflected in profit and loss under IFRS 9. No significant changes are currently deemed necessary for Statoil's expected loss recognition process to satisfy IFRS 9's financial asset impairment requirements.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 will be implemented by Statoil on the effective date 1 January 2018. The standard covers the recognition of revenue in the financial statements and related disclosure. IFRS 15 replaces existing revenue recognition guidance, including IAS 18 Revenue. Statoil will implement IFRS 15 retrospectively with the cumulative effect recognised at the date of initial application. The impact on Statoil's equity of the implementation of IFRS 15 is expected to be immaterial.

Under IFRS 15, revenue from the sale and transportation of crude oil, natural gas, petroleum products and other merchandise will be recognised when a customer obtains control of the goods, which normally will be when title passes at point of delivery of the goods, based on the contractual terms of the agreements. Each such sale normally represents one performance obligation, which in the case of natural gas sales are completed over time in line with the delivery of the actual physical quantities. In some sales of goods, such as certain sales of crude oil, Statoil may provide transport services after control of the goods has been transferred to the customer. Following implementation of IFRS 15, such transport services will be considered to be a distinct service that is completed over time, and will be recognised separately. The immaterial impact from the resulting timing differences constitutes the only identified IFRS 15 implementation impact with an effect on equity and net operating profit in Statoil.

The accounting for Statoil's sale of the Norwegian State's (the SDFI's) natural gas and crude oil under IFRS 15 will not lead to changes compared to the practice under IAS 18.

Certain items, which have previously been classified as Revenues in the Consolidated statement of income, will not qualify as revenue from contracts with customers under IFRS 15. These include taxes paid in kind under certain production sharing agreements, and the reflection of commodity-based derivatives connected with sales contracts and revenue-related risk management. These items however still either represent a form of revenue or are closely connected with revenue transactions, and they will be reflected as other revenue following the IFRS 15 implementation. In addition, Statoil will reclassify the impact of certain commodity-based earn-out agreements and contingent consideration elements, which previously have been reflected under Revenues, to Other income. Total revenues and other income in the Statement of income will consequently not be impacted by these reclassifications.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segments

Statoil's operations are managed through the following operating segments: Development & Production Norway (DPN), Development & Production USA (DPUSA), Development & Production International (DPI), Marketing, Midstream & Processing (MMP), New Energy Solutions (NES), Technology, Projects & Drilling (TPD), Exploration (EXP) and Global Strategy & Business Development (GSB).

Statoil reports its MMP operating business through the reporting segment which corresponds to the operating segment for MMP. The operating segment DPN is reported through the reporting segment entitled Exploration & Production Norway (E&P Norway), previously named Development and Production Norway. The operating segments DPUSA and DPI are aggregated into one reporting segment, Exploration & Production International (E&P International), previously named Development and Production International. This aggregation has its basis in similar economic characteristics, the nature of products, services and production processes, the type and class of customers, the methods of distribution and regulatory environment. The operating segments NES, GSB, TPD, EXP and corporate staffs and support functions constitutes our "Other" reporting segment. For GSB, TPD and EXP the majority of the costs are allocated to the E&P and MMP reporting segments.

The eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the fourth quarter of 2017 and 2016 is presented below. The reported measure of segment profit is net operating income/(loss). Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. The line item additions to PP&E, intangibles and equity accounted investments exclude movements related to changes in asset retirement obligations.

Fourth quarter 2017 (in USD million)	E&P Norway	E&P International	MMP	Other	Eliminations	Total
Revenues third party and other income	32	336	16,689	61	0	17,117
Revenues inter-segment	5,064	1,970	39	0	(7,073)	0
Net income/(loss) from equity accounted investments	(14)	6	17	(12)	0	(3)
Total revenues and other income	5,082	2,311	16,744	50	(7,073)	17,114
Purchases [net of inventory variation]	(0)	0	(15,269)	(0)	6,855	(8,414)
Operating and SG&A expenses	(780)	(620)	(1,095)	(51)	112	(2,433)
Depreciation, amortisation and net impairment losses	(977)	(259)	(38)	(18)	0	(1,292)
Exploration expenses	(114)	321	0	(0)	0	207
Net operating income/(loss)	3,211	1,754	343	(20)	(105)	5,182
Additions to PP&E, intangibles and equity accounted investments	1,163	2,239	103	223	0	3,728

Fourth quarter 2016 (in USD million)	E&P Norway	E&P International	MMP	Other	Eliminations	Total
Revenues third party and other income	(138)	211	12,748	(7)	0	12,814
Revenues inter-segment	3,841	1,783	13	0	(5,637)	0
Net income/(loss) from equity accounted investments	(75)	(21)	29	9	0	(58)
Total revenues and other income	3,628	1,974	12,790	2	(5,637)	12,756
Purchases [net of inventory variation]	0	(2)	(11,594)	(0)	5,305	(6,290)
Operating and SG&A expenses	(525)	(924)	(1,234)	(133)	149	(2,667)
Depreciation, amortisation and net impairment losses	(2,177)	(2,357)	303	(29)	0	(4,261)
Exploration expenses	(134)	(1,301)	0	0	0	(1,435)
Net operating income/(loss)	792	(2,610)	264	(161)	(183)	(1,897)
Additions to PP&E, intangibles and equity accounted investments	1,418	3,176	79	71	0	4,743

Full year 2017 (in USD million)	E&P Norway	E&P International	MMP	Other	Eliminations	Total
Revenues third party and other income	(23)	1,984	58,935	102	0	60,999
Revenues inter-segment	17,586	7,249	83	1	(24,919)	0
Net income/(loss) from equity accounted investments	129	22	53	(16)	0	188
Total revenues and other income	17,692	9,256	59,071	87	(24,919)	61,187
Purchases [net of inventory variation]	0	(7)	(52,647)	(0)	24,442	(28,212)
Operating and SG&A expenses	(2,954)	(2,804)	(3,925)	(235)	418	(9,501)
Depreciation, amortisation and net impairment losses	(3,874)	(4,423)	(256)	(91)	(0)	(8,644)
Exploration expenses	(379)	(681)	0	0	(0)	(1,059)
Net operating income/(loss)	10,485	1,341	2,243	(239)	(59)	13,771
Additions to PP&E, intangibles and equity accounted investments	4,869	5,063	320	543	0	10,795
Balance sheet information						
Equity accounted investments	1,133	234	134	1,050	0	2,551
Non-current segment assets	30,278	36,453	5,137	390	0	72,258
Non-current assets, not allocated to segments						9,102
Total non-current assets						83,911

Full year 2016 (in USD million)	E&P Norway	E&P International	MMP	Other	Eliminations	Total
Revenues third party and other income	184	884	44,883	41	0	45,993
Revenues inter-segment	12,971	5,873	35	1	(18,880)	(0)
Net income/(loss) from equity accounted investments	(78)	(100)	61	(3)	0	(119)
Total revenues and other income	13,077	6,657	44,979	39	(18,880)	45,873
Purchases [net of inventory variation]	1	(7)	(39,696)	(0)	18,198	(21,505)
Operating and SG&A expenses	(2,547)	(2,923)	(4,439)	(340)	463	(9,787)
Depreciation, amortisation and net impairment losses	(5,698)	(5,510)	(221)	(121)	0	(11,550)
Exploration expenses	(383)	(2,569)	0	0	0	(2,952)
Net operating income/(loss)	4,451	(4,352)	623	(423)	(219)	80
Additions to PP&E, intangibles and equity accounted investments	6,786	6,397	492	451	0	14,125
Balance sheet information						
Equity accounted investments	1,133	365	129	617	0	2,245
Non-current segment assets	27,816	36,181	4,450	352	0	68,799
Non-current assets, not allocated to segments						8,090
Total non-current assets						79,133

In the fourth quarter of 2017 Statoil recognised net impairment reversals of USD 1,647 million, of which net impairment reversals of USD 1,331 million were recognised in the E&P International segment, impairment reversals of USD 268 million were recognised in the E&P Norway segment and an impairment reversal of USD 48 million was recognised in the MMP segment.

The net impairment reversals in the E&P International segment was mainly related to an impairment reversal of USD 1,266 million in the North America unconventional area, of which USD 517 million is classified as exploration expenses. The impairment reversal was triggered by changes in US tax legislation, including a change in the corporate tax from 35% to 21%. Operational improvements and increased recovery rate also influenced the impairment reversal. The net impairment reversal in the E&P International segment also included an impairment reversal in the North America Conventional offshore Gulf of Mexico.

In the E&P Norway segment impairment reversals of USD 268 million were recognised related to two offshore assets.

In the third quarter of 2017, Statoil recognised net impairment losses of USD 830 million. An unconventional onshore asset in North America was impaired by USD 856 million, of which USD 191 million is classified as exploration expenses. The trigger for the impairment was changes in the operational plan following lower than expected production and a significant reduction in expected reserves. The E&P Norway segment recognised a net impairment reversal of USD 204 million related to one reversal of USD 392 million and one impairment of USD 188 million, both related to changed expected reserve estimates.

In the first quarter of 2017, Statoil recognised an impairment reversal of USD 439 million in the E&P Norway segment related to reduced cost estimates of a Norwegian continental shelf development asset.

See note 6 Property, plant and equipment and intangible assets for further information on impairments.

During the fourth quarter of 2017 Statoil entered into an agreement to settle an earn-out arrangement. The earn-out arrangement, measured at fair value, and the related deferred tax have been netted and classified as a current receivable at 31 December 2017. The impact of the settlement in the statement of income is immaterial.

In the third quarter of 2017 the Azeri-Chirag-Deepwater Gunashli (ACG) production sharing agreement was extended by 25 years and will be effective until the end of 2049. The transaction was recognised in the E&P International segment in the fourth quarter of 2017, following ratification by the Parliament (Milli Majlis) of the Republic of Azerbaijan. As part of the new agreement, Statoil's participating interest will be adjusted to 7.27% down from 8.56%. The international partners will make a total payment of USD 3.6 billion to the State Oil Fund of the Republic of Azerbaijan, Statoil's share will be approximately USD 349 million, which will be paid over a period of 8 years.

In the first quarter of 2017, a loss of USD 351 million was recognised on the divestment of the Kai Kos Dehseh oil sands project in the E&P International segment. See note 3 Acquisitions and disposals for information on transactions impacting the E&P International segment.

In the second quarter of 2017 the E&P International segment, revenues were impacted by a release of a provision of USD 754 million. See note 8 Provisions, commitments, contingent liabilities and contingent assets.

As of 30 June 2017, the 9.67% ownership share in the heavy oil project Petrocedeño in Venezuela in the E&P International segment was reclassified from an equity accounted investment to a non-current financial investment. Change in classification had no significant impact on the Consolidated statement of income, but Statoil has as of this date stopped including production and reserves from Petrocedeño in financial reporting.

Revenues by geographic areas
When attributing the line item revenues (from) third party and other income to the country of the legal entity executing the sale for the full year of 2017, Norway constitutes 74% and the US constitutes 17% of such revenues.

Non-current assets by country

(in USD million)	At 31 December 2017	At 30 September 2017	At 31 December 2016
Norway	34,588	35,114	31,484
US	19,267	17,606	18,223
Brazil	4,584	5,166	5,308
UK	4,222	4,028	3,108
Angola	2,888	2,956	3,884
Canada	1,715	1,701	1,494
Azerbaijan	1,472	1,283	1,326
Algeria	1,114	1,197	1,344
Other countries	4,958	4,707	4,873
Total non-current assets[1]	74,809	73,759	71,043

1) Excluding deferred tax assets, pension assets, non-current financial assets and assets classified as held for sale.

3 Acquisitions and disposals

Acquisition of interests in Martin Linge field and Garantiana discovery
In the fourth quarter 2017 Statoil and Total agreed on a transaction whereby Statoil will acquire Total's equity stakes in the Martin Linge field (51%) and the Garantiana discovery (40%) on the Norwegian continental shelf. The transaction is subject to certain conditions, including government approval. Statoil will take over both operatorships and pay Total a consideration which, based on a 1 January 2017 valuation, amounts to USD 1.45 billion. At completion of the transaction, which is expected during the first half of 2018, the consideration will be subject to adjustment reflecting post-tax cash flows in the period from valuation until the date of closing and Statoil will take over as operator. The assets and liabilities related to the acquired portion of Martin Linge will be reflected in accordance with the principles of IFRS 3 Business Combinations. The transaction will be accounted for in the E&P Norway segment.

Acquisition of interest in Roncador field in Brazil
In the fourth quarter 2017 Statoil entered into an agreement with Petrobras to acquire a 25% interest in Roncador, an oil field in the Campos Basin in Brazil. A cash consideration of USD 2.35 billion will be paid on the closing date. The liability for payment of the remaining consideration of up to USD 550 million is subject to certain conditions being met, and will be reflected at fair value at the acquisition date. Petrobras retains operatorship and a 75% interest. Closing is expected in 2018 and is subject to certain conditions, including government approval. The acquired interest will be reflected in accordance with the principles of IFRS 3 Business Combinations, and Statoil's ownership in the field will thereafter be accounted for as a joint operation. The transaction will be accounted for in the E&P International segment.

Acquisition and divestment of operated interest in Carcara field in Brazil
In the fourth quarter 2017, the consortium comprising Statoil (operator, 40%), ExxonMobil (40%) and Galp (20%) presented the winning bid (67.12% of profit oil) for the Carcará North block in the Santos basin. Statoil's share of the pre-determined signature bonus paid by the consortium in December 2017 was USD 350 million and is recognised as an intangible asset.

In the fourth quarter 2017 Statoil ASA closed an agreement with Queiroz Galvão Exploração e Produção ("QGEP") to acquire QGEP's 10% interest in the BM-S-8 licence in Brazil's Santos basin increasing the operated interest to 76%. A cash consideration of USD 194 million was paid on the closing date, presented as a capital expenditure in the Statement of cash flows. The payment of the remaining consideration is subject to certain conditions being met, and is reflected at fair value at the reporting date. The total estimated cost of the acquisition is USD 362 million.

In the fourth quarter Statoil has agreed to divest 33% out of its 76% interest in BM-S-8 to ExxonMobil for a total potential consideration of around USD 1.3 billion, comprising an upfront cash payment of around USD 800 million and a contingent cash payment of around USD 500 million; a further 3.5% to ExxonMobil and 3% to Galp for a total consideration of around USD 250 million, comprising an upfront cash payment of around USD 155 million and a contingent cash payment of around USD 95 million. As of 31 December 2017, intangible assets related to and liabilities associated with the 39,5% of current interest in BM-S-8 were presented as held for sale in the Consolidated balance sheet. No impact on the Consolidated statement of income is expected upon the closing of the divestment.

The transactions are accounted for in the E&P International segment. After closing these transactions, Statoil will have an ownership share of 36.5% in the licences, which are expected to be unitised.

Sale of interest in Kai Kos Dehseh
In the first quarter of 2017 Statoil closed an agreement, entered in December 2016, with Athabasca Oil Corporation to divest its 100% interest in Kai Kos Dehseh oil sands. The total consideration consisted of cash consideration of CAD 431 million (USD 328 million), 100 million common shares in Athabasca Oil Corporation (which is accounted for as an available for sale financial investment) and a series of contingent payments. The shares and the contingent consideration were measured at a combined fair value of CAD 185 million (USD 142 million) on the closing date. A loss on the transaction of USD 351 million has been recognised as operating expense and includes a reclassification of accumulated foreign exchange losses, previously recognised in other comprehensive income. The transaction was closed on 31 January 2017, and is reflected in the E&P International segment.

4 Financial items

	Quarters				Full year	
Q4 2017	Q3 2017	Q4 2016	(in USD million)		2017	2016
112	(51)	10	Net foreign exchange gains (losses)		126	(120)
112	109	107	Interest income and other financial items		487	436
73	71	(672)	Derivative financial instruments gains (losses)		(61)	470
(336)	(278)	(283)	Interest and other finance expenses		(903)[1]	(1,043)
(39)	(150)	(838)	Net financial items		(351)	(258)

1) Includes an income of USD 319 million related to a release of a provision. See note 8 Provisions, commitments, contingent liabilities and contingent assets.

Statoil has a US Commercial paper programme available with a limit of USD 5 billion of which USD 448 million has been utilised as of 31 December 2017.

In addition to a planned repayment of two bonds at maturity date of USD 1.25 billion, Statoil did a buy-back of two outstanding bonds of USD 2.25 billion in the fourth quarter of 2017, with a limited impact on the statement of income. These notes were originally due 8 November 2018 and 15 April 2019.

5 Income tax

	Quarters				Full year	
Q4 2017	Q3 2017	Q4 2016	(in USD million)		2017	2016
5,144	944	(2,735)	Income/(loss) before tax		13,420	(178)
(2,568)	(1,422)	(50)	Income tax		(8,822)	(2,724)
49.9%	>100%	(1.8%)	Equivalent to a tax rate of		65.7%	>(100%)

The tax rate for the fourth quarter of 2017 was primarily influenced by reversal of impairments recognised in countries with unrecognised deferred tax assets.

The tax rate for the full year 2017 was primarily influenced by the agreement with the Angolan Ministry of Finance related to Statoil's participation in several blocks offshore Angola as described in note 8 Provisions, commitments, contingent liabilities and contingent assets.

The tax rate for the fourth quarter of 2016 and for the full year 2016 was primarily influenced by losses recognised in countries with lower than average tax rates or unrecognised deferred tax assets and write off of deferred tax assets mainly within the Development & Production International operating segment (DPI), due to uncertainty related to future taxable income. This was partially offset by the low tax rate on income from the Norwegian continental shelf caused by higher effect of uplift deduction.

The tax rate for the full year 2016 was also influenced by the tax exempted sale of interest in the Edvard Grieg field, and currency effects in entities that are taxable in other currencies than the functional currency.

Statoil expects the impact of the recently enacted US tax reform to be favourable to Statoil and its US operations, primarily due to the reduction in the US corporate income tax rate from 35% to 21%. This change in US tax legislation (effective January 1, 2018) will have no impact on Statoil's deferred tax balance as Statoil has not recognised any net deferred tax asset or liability related to our US operations as of December 31, 2017.

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets
Balance at 31 December 2016	59,556	9,243
Additions	10,273	1,109
Transfers	401	(401)
Disposals and reclassifications	(51)	(32)
Transferred to assets classified as held for sale	0	(1,369)
Expensed exploration expenditures and impairment losses	-	8
Depreciation, amortisation and net impairment losses	(8,632)	(12)
Effect of foreign currency translation adjustments	2,090	75
Balance at 31 December 2017	63,637	8,621

Impairments/reversal of impairments
For information on impairment losses and reversals per reporting segment see note 2 Segments.

Full year 2017 (in USD million)	Property, plant and equipment	Intangible assets	Total
Producing and development assets	(1,056)	(326)	(1,381)
Acquisition costs related to oil and gas prospects	-	245	245
Total net impairment losses (reversals) recognised	(1,056)	(81)	(1,137)

The impairment charges have been recognised in the Consolidated statement of income as depreciation, amortisation and net impairment losses and exploration expenses based on the impaired assets' nature of property, plant and equipment and intangible assets, respectively.

The recoverable amount of the impairment reversal in the fourth quarter of 2017 was mainly based on value in use.

The recoverable amount of the impaired assets in the third quarter of 2017 (see note 2 Segments) was mainly based on fair value less cost of disposal.

The carrying amount of the impaired assets in North America-unconventional is USD 6,439 million after impairments, compared to USD 6,183 million as of December 2016.[3]

Value in Use estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecasts on costs, production profiles and commodity prices. The price assumptions used for impairment calculations in the fourth quarter of 2017 were as follows (prices used in the fourth quarter of 2016 impairment calculations for the respective years are indicated in brackets):

Year (Prices in real terms)4	2018		2020		2025		2030	
Brent Blend – USD/bbl	60	(62)	67	(75)	77	(78)	80	(80)
NBP - USD/mmbtu	6.6	(6.0)	6.5	(6.0)	8.0	(8.0)	8.0	(8.0)
Henry Hub – USD/mmbtu	2.9	(3.6)	3.5	(4.0)	4.0	(4.0)	4.0	(4.0)

7 Dividends

In May 2016, Statoil's general assembly approved the introduction of a two-year scrip dividend programme, commencing from the fourth quarter 2015. In May 2017, Statoil's general assembly approved the continuation of the two-year scrip programme through the third quarter 2017. As part of the scrip dividend programme, eligible shareholders and holders of American Depositary Receipts (ADR) can elect to receive their dividend in the form of new ordinary Statoil shares and ADR holders in the form of American Depositary Shares (ADS). The subscription price for the dividend shares will have a discount compared to the volume-weighted average price on Oslo Børs of the last two trading days of the subscription period for each quarter. For all dividends approved from the fourth quarter of 2015 to third quarter 2017, the discount has been set at 5%.

A dividend of USD 0.2201 has been approved for both the third and fourth quarter of 2016 and for the first, second and third quarter of 2017. Dividends for third and fourth quarter 2016 were paid in the second quarter of 2017. Dividend for the first quarter 2017 was paid in the third quarter of 2017. Dividend for the second quarter 2017 was paid in the fourth quarter of 2017.

For the third quarter dividend, the Statoil share will trade ex-dividend 8 February on Oslo Børs and on New York Stock Exchange. Record date will be 9 February and payment date will be around 23 March 2018.

On February 6, 2018, the board of directors resolved to declare a dividend for the fourth quarter of USD 0.23 per share. The Statoil share will trade ex-dividend 16 May 2018 on Oslo Børs and for ADR holders on New York Stock Exchange. Record date will be 18 May 2018 and payment date will be around 30 May 2018.

Dividends

Dividends	Q4 2017	Full year 2017	Q4 2016	Full year 2016
Dividends paid in cash (in USD million)	373	1,491	371	1,876
USD per share or ADS	0.2201	0.8804	0.2201	0.8804
NOK per share	1.7953	7.2615	1.8068	7.3364
Scrip dividends (in USD million)	340	1,357	299	904
Number of shares issued (in million)	17.5	78.1	18.1	56.4
Total dividends	713	2,848	670	2,780

[3] The carrying amount after impairments as of 31 December 2016 has been corrected for comparative purposes compared to the amount disclosed in note 10 in Statoil's 2016 Annual financial statements.
[4] Basis year 2016.

8 Provisions, commitments, contingent liabilities and contingent assets

In April 2017, a federal judge granted an injunction request to suspend the assignment to Statoil of Petróleo Brasileiro S.A.'s ("Petrobras") 66% operated interest in the Brazilian offshore license BM-S-8, in a class action suit filed by the Union of Workers of Oil Tankers of Sergipe (Sindipetro) against Petrobras, Statoil, and ANP - the Brazilian Regulatory Agency ("the defendants"). The suit seeks the annulment of Petrobras' sale of the interest in BM-S-8 to Statoil, which was closed in November 2016. On 2 May 2017, the injunction was suspended by the President of the Federal Regional Court. The suspension of the injunction is appealable. The main issue will be examined in the Brazilian federal court system in due course. Statoil believes the defendants' position to be strong in upholding the validity of Statoil's ownership. At the end of the fourth quarter 2017 the acquired interest remains in Statoil's balance sheet as intangible assets of the Exploration & Production International (E&P International) segment. For further information about Statoil's acquisition, reference is made to the 2016 Consolidated annual financial statements note 4 Acquisitions and disposals.

In June 2017 Statoil signed an agreement with the Angolan Ministry of Finance which resolves the dispute over how to allocate profit oil and assess petroleum income tax (PIT) related to Statoil's participation in Block 4, Block 15, Block 17 and Block 31 offshore Angola for the years 2002 to 2016. For further information about the dispute, reference is made to information in Note 23 Other commitments, contingent liabilities and contingent assets in Statoil's Consolidated annual financial statements for 2016. In accordance with the agreement, Statoil in July 2017 has paid in full and final settlement an additional PIT amount to Angola related to the prior reporting periods. The agreement also leads to a certain increase in Norwegian taxes payable. In addition to taxes previously provided for in the Consolidated financial statements related to the dispute, the second quarter current income tax expense reflects USD 117 million payable in Angola and Norway. Based on the agreement, profit oil and interest expense amounts previously provided for in the current portion of provisions related to claims and litigation have been reversed in the second quarter. USD 754 million has been reflected as revenue in the E&P International segment, while USD 319 million has been reflected as interest expense reduction under Net financial items in the Consolidated statement of income. The net effect on the second quarter Consolidated statement of income consequently is USD 956 million.

On 6 July 2016, the Norwegian tax authorities issued a deviation notice for the years 2012 to 2014 related to the internal pricing on certain transactions between Statoil Coordination Centre (SCC) in Belgium and Norwegian entities in the Statoil group. The issue relates to SCC`s capital structure and its compliance with the arm's length principle. Statoil is of the view that arm's length pricing has been applied and that the group has a strong position, and no amounts have consequently been provided for this in the accounts.

During the normal course of its business Statoil is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined now. Statoil has provided in its condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

Supplementary disclosures

OPERATIONAL DATA

Q4 2017	Quarters Q3 2017	Q4 2016	Change Q4 on Q4	Operational data	2017	Full year 2016	Change
				Prices			
61.3	52.1	49.3	24%	Average Brent oil price (USD/bbl)	54.2	43.7	24%
57.2	48.3	45.1	27%	E&P Norway average liquids price (USD/bbl)	50.2	39.4	27%
54.4	45.4	42.1	29%	E&P International average liquids price (USD/bbl)	47.6	35.8	33%
56.0	47.0	43.8	28%	Group average liquids price (USD/bbl)	49.1	37.8	30%
456.7	374.5	366.7	25%	Group average liquids price (NOK/bbl) [1]	405.4	317.5	28%
4.90	4.17	3.83	28%	Transfer price natural gas (USD/mmbtu) [9]	4.33	3.42	27%
6.27	5.24	5.30	18%	Average invoiced gas prices - Europe (USD/mmbtu) [8]	5.55	5.17	7%
2.53	2.24	2.53	(0%)	Average invoiced gas prices - North America (USD/mmbtu) [8]	2.73	2.13	28%
5.5	7.7	5.7	(4%)	Refining reference margin (USD/bbl) [2]	6.3	4.8	31%
				Entitlement production (mboe per day)			
588	586	632	(7%)	E&P Norway entitlement liquids production	594	589	1%
394	415	416	(5%)	E&P International entitlement liquids production	415	435	(5%)
982	1,001	1,048	(6%)	Group entitlement liquids production	1,009	1,024	(1%)
788	729	742	6%	E&P Norway entitlement gas production	740	646	15%
191	152	143	33%	E&P International entitlement gas production	173	157	10%
979	882	886	11%	Group entitlement gas production	913	803	14%
1,962	1,883	1,934	1%	Total entitlement liquids and gas production [3]	1,922	1,827	5%
				Equity production (mboe per day)			
588	586	632	(7%)	E&P Norway equity liquids production	594	589	1%
532	545	530	0%	E&P International equity liquids production	545	555	(2%)
1,120	1,132	1,162	(4%)	Group equity liquids production	1,139	1,144	(0%)
788	729	742	6%	E&P Norway equity gas production	740	646	15%
225	184	190	18%	E&P International equity gas production	200	188	7%
1,013	913	933	9%	Group equity gas production	941	834	13%
2,134	2,045	2,095	2%	Total equity liquids and gas production [4]	2,080	1,978	5%
				MMP sales volumes			
215.0	197.0	198.0	9%	Crude oil sales volumes (mmbl)	817.0	811.0	1%
13.9	12.7	12.5	11%	Natural gas sales Statoil entitlement (bcm)	52.0	44.3	18%
1.7	1.2	2.4	(29%)	Natural gas sales third-party volumes (bcm)	6.4	8.6	(26%)

EXCHANGE RATES

Q4 2017	Quarters Q3 2017	Q4 2016	Change Q4 on Q4	Exchange rates	2017	Full year 2016	Change
0.1226	0.1256	0.1193	3%	NOK/USD average daily exchange rate	0.1210	0.1191	2%
0.1219	0.1254	0.1160	5%	NOK/USD period-end exchange rate	0.1219	0.1160	5%
8.1577	7.9613	8.3798	(3%)	USD/NOK average daily exchange rate	8.2630	8.3987	(2%)
8.2050	7.9726	8.6200	(5%)	USD/NOK period-end exchange rate	8.2050	8.6200	(5%)
1.1774	1.1742	1.0783	9%	EUR/USD average daily exchange rate	1.1288	1.1061	2%
1.1993	1.1806	1.0541	14%	EUR/USD period-end exchange rate	1.1993	1.0541	14%

ADJUSTED EXPLORATION EXPENSES

Q4 2017	Quarters Q3 2017	Q4 2016	Change Q4 on Q4	Adjusted exploration expenses (in USD million)	2017	Full year 2016	Change
149	116	158	(5%)	E&P Norway exploration expenditures (activity)	472	495	(5%)
193	277	265	(27%)	E&P International exploration expenditures (activity)	762	943	(19%)
343	392	423	(19%)	Group exploration expenditures (activity)	1,234	1,437	(14%)
5	49	274	(98%)	Expensed, previously capitalised exploration expenditures	73	808	(91%)
(49)	(26)	(55)	(11%)	Capitalised share of current period's exploration activity	(167)	(285)	(41%)
(506)	312	794	N/A	Impairment (reversal of impairment)	(81)	992	N/A
(207)	727	1,435	N/A	Exploration expenses IFRS	1,059	2,952	(64%)
481	(311)	(828)	N/A	Items impacting		56	(1,061)	N/A
274	416	607	(55%)	Adjusted exploration expenses	1,115	1,891	(41%)

For items impacting, see Reconciliation of net operating income to adjusted earnings.

NET ADJUSTED FINANCIAL ITEMS 2017

Net adjusted financial items in the fourth quarter of 2017 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	112	112	73	(336)	(39)	94	55
Foreign exchange (FX) impacts (incl. derivatives)	(19)	(112)	-	-	(131)	-	-
Interest rate (IR) derivatives	-	-	(73)	-	(73)	-	-
Adjusted financial items excluding FX and IR derivatives	93	0	0	(336)	(243)	61	(182)

Net adjusted financial items in the full year of 2017 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	487	126	(61)	(903)	(351)	122	(229)
Foreign exchange (FX) impacts (incl. derivatives)	(16)	(126)	-	-	(142)	-	-
Interest rate (IR) derivatives	-	-	61	-	61	-	-
Adjusted financial items excluding FX and IR derivatives	471	0	0	(903)	(432)	293	(139)

NET ADJUSTED FINANCIAL ITEMS 2016

Net adjusted financial items in the fourth quarter of 2016 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Adjusted financial items excluding FX and IR derivatives	82	0	0	(283)	(201)	4	(197)

ADJUSTED EARNINGS AFTER TAX BY SEGMENT [5]

(in USD million)	Fourth quarter					
	2017			2016		
	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway	3,004	(2,184)	819	1,972	(1,420)	552
E&P International	438	(239)	199	(681)	(27)	(708)
MMP	533	(242)	292	514	(239)	275
Other	(20)	16	(4)	(142)	(18)	(160)
Group	3,956	(2,649)	1,306	1,664	(1,704)	(40)
Effective tax rates on adjusted earnings			67.0%			102.4%

(in USD million)	Full year					
	2017			2016		
	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway	9,575	(6,772)	2,771 [1]	5,435	(3,607)	1,827
E&P International	1,559	(633)	948 [1]	(2,582)	(39)	(2,622)
MMP	1,749	(807)	948 [1]	1,576	(678)	898
Other	(245)	103	(139)[1]	(359)	47	(311)
Group	12,638	(8,110)	4,528	4,070	(4,277)	(208)
Effective tax rates on adjusted earnings			64.2%			105.1%

1) The figures from the first quarter 2017 do not include minor adjustments mainly related to net financial items allocated at business level.

HEALTH, SAFETY AND THE ENVIRONMENT

Health, safety and the environment	Full year 2017	Full year 2016
Injury/incident frequency		
Total recordable injury frequency (TRIF)	2.8	2.7
Serious incident frequency (SIF)	0.6	0.8
Oil spills		
Accidental oil spills (number of)	206	146
Accidental oil spills (cubic metres)	34	61
Climate		
Upstream CO2 intensity (kg CO2/boe) [1]	9	10

1) For Statoil operated assets in E&P Norway and E&P International, the total amount of direct CO_2 released to the atmosphere (kg), divided by total hydrocarbon production (boe).

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see section 5.2 Accounting standards (IFRS) and non-GAAP measures in Statoil's 2016 Annual Report and Form 20-F.

The following financial measures may be considered non-GAAP financial measures:
- **Adjusted earnings** (including adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation and adjusted exploration expenses) – for more information see below
- **Adjusted earnings after tax** – for more information see below
- **Return on average capital employed after tax (ROACE)** - This measure provides useful information for both the group and investors about performance during the period under evaluation. Statoil uses ROACE to measure the return on capital employed, regardless of whether the financing is through equity or debt. The use of ROACE should not be viewed as an alternative to income before financial items, income taxes and minority interest, or to net income, which are measures calculated in accordance with GAAP or ratios based on these figures
- **Net interest-bearing debt adjusted** – for more information see section 5.2 Accounting standards (IFRS) and non-GAAP measures - Net debt to capital employed ratio and note 18 Finance debt in Statoil's 2016 Annual Report and Form 20-F
- **Net debt to capital employed ratio (net debt ratio)** – for more information see section 5.2 Net debt to capital employed ratio in Statoil's 2016 Annual Report and Form 20-F
- **Net debt to capital employed ratio adjusted** – for more information see section 5.2 Accounting standards (IFRS) and non-GAAP measures - Net debt to capital employed ratio in Statoil's 2016 Annual Report and Form 20-F
- **Organic capital expenditures** – capital expenditures (see note 2 Segments to the Condensed interim financial statements, line item Additions to PP&E, intangibles and equity accounted investments) excluding acquisitions, capital leases and other investments with significant different cash flow pattern. For more information see section 2.9 Liquidity and capital resources in Statoil's 2016 Annual Report and Form 20-F
- **Free cash flow** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items, taxes paid, capital expenditures and investments, (Increase) decrease in other items interest bearing, proceeds from sale of assets and businesses and dividend paid. In the first quarter of 2016 Lundin acquisition of USD 541 million is included as part of capital expenditures and investments

Adjusted earnings are based on net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Statoil's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Statoil's IFRS measures that provides an indication of Statoil's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings adjusts for the following items:

- Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Certain transactions related to historical divestments include contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised **fair value of derivatives** related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period
- **Periodisation of inventory hedging effect**: Commercial storage is hedged in the paper market. Commercial storage is accounted for by using the lower of cost and market price. If market prices increase above cost price, there will be a loss in the IFRS income statement since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market value of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down and the derivative effect in the IFRS income statement will offset each other and no adjustment is made
- **Over/underlift** is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting programme and the way it corresponds to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period which management believes reflects operational performance and increase comparability with peers
- Statoil holds **operational storage** which is not hedged in the paper market due to inventory strategies. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period
- **Impairment and reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items
- **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold

- **Internal unrealised profit on inventories:** Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and consequently impact net operating income. Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings
- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Statoil's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.

The measure **adjusted earnings after tax** excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Statoil's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Statoil which are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 31 December 2017	At 30 September 2017	At 31 December 2016
Shareholders' equity		39,861	38,204	35,072
Non-controlling interests		24	28	27
Total equity	A	39,885	38,233	35,099
Current finance debt		4,091	4,214	3,674
Non-current finance debt		24,183	27,041	27,999
Gross interest-bearing debt	B	28,274	31,255	31,673
Cash and cash equivalents		4,390	6,336	5,090
Current financial investments		8,448	11,581	8,211
Cash and cash equivalents and financial investment	C	12,837	17,918	13,301
Net interest-bearing debt before adjustments [10]	B1 = B-C	15,437	13,337	18,372
Other interest-bearing elements [1]		1,014	931	1,216
Marketing instruction adjustment [2]		(164)	(168)	(199)
Net interest-bearing debt adjusted [5]	B2	16,287	14,100	19,389
Normalisation for cash-build up before tax payment (50% of Tax Payment) [3]		-	600	-
Net interest-bearing debt adjusted [5]	B3	16,287	14,700	19,389
Calculation of capital employed [5]				
Capital employed before adjustments to net interest-bearing debt	A+B1	55,322	51,570	53,471
Capital employed before normalisation for cash build up for tax payment	A+B2	56,172	52,333	54,488
Capital employed adjusted	A+B3	56,172	52,933	54,488
Calculated net debt to capital employed [5]				
Net debt to capital employed before adjustments	(B1)/(A+B1)	27.9%	25.9%	34.4%
Net debt to capital employed adjusted	(B3)/(A+B3)	29.0%	27.8%	35.6%

1) Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Statoil Forsikring AS classified as current financial investments.
2) Adjustment to gross interest-bearing debt due to the Norwegian state's financial interest (SDFI) part of the financial lease in the Snøhvit vessels which are included in Statoil's Consolidated balance sheet.
3) Adjustment to net interest bearing debt for cash-build-up in Q1 and Q3 before tax payment on 1st April and 1st October. This is to exclude 50% of the cash-build-up to have a more even allocation of tax payments between the 4 quarters and hence a more representative net interest bearing debt.

Calculated Adjusted ROACE based on Adjusted earnings after tax and capital employed [5] (in USD million, except percentages)	31 December 2017	2016
Adjusted earnings after tax (A)	4,528	(207)
Average capital employed (B)	55,330	54,772
Calculated ROACE based on Adjusted earnings after tax and capital employed (A/B)	8.2%	-0.4%

Reconciliation of net operating income to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

Items impacting net operating income in the fourth quarter of 2017 (in USD million)	Statoil group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income	5,182	3,211	1,754	343	(125)
Total revenues and other income	341	107	(42)	276	(0)
Changes in fair value of derivatives	145	(12)	(0)	158	-
Periodisation of inventory hedging effect	119	-	-	119	-
Over-/underlift	78	119	(41)	-	-
Gain/loss on sale of assets	(1)	-	(1)	-	(0)
Purchases [net of inventory variation]	28	-	-	(77)	105
Operational storage effects	(77)	-	-	(77)	-
Eliminations	105	-	-	-	105
Operating and administrative expenses	26	(46)	33	39	-
Over-/underlift	(15)	(50)	35	-	-
Other adjustments	4	4	-	-	-
Gain/loss on sale of assets	(6)	-	(6)	-	-
Provisions	39	-	-	39	-
Cost accrual changes	4	-	4	-	-
Depreciation, amortisation and impairment	(1,141)	(268)	(825)	(48)	-
Reversal of Impairment	(1,141)	(268)	(825)	(48)	-
Exploration expenses	(481)	-	(481)	-	-
Impairment	11	-	11	-	-
Reversal of Impairment	(517)	-	(517)	-	-
Cost accrual changes	25	-	25	-	-
Sum of adjustments to net operating income	(1,227)	(207)	(1,315)	190	105
Adjusted earnings [5]	3,956	3,004	438	533	(20)
Tax on adjusted earnings	(2,649)	(2,184)	(239)	(242)	16
Adjusted earnings after tax [5]	1,306	819	199	292	(4)

Items impacting net operating income in the fourth quarter of 2016 (in USD million)	Statoil group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income	(1,897)	792	(2,610)	264	(343)
Total revenues and other income	805	397	(115)	533	(10)
Changes in fair value of derivatives	571	166	-	405	-
Periodisation of inventory hedging effect	194	-	-	194	-
Impairment	25	-	25	-	-
Over-/underlift	198	231	(33)	-	-
Gain/loss on sale of assets	(182)	-	(107)	(65)	(10)
Purchases [net of inventory variation]	97	-	-	(86)	183
Operational storage effects	(86)	-	-	(86)	-
Eliminations	183	-	-	-	183
Operating and administrative expenses	350	(65)	216	170	29
Over-/underlift	(62)	(100)	38	-	-
Other adjustments	62	16	6	3	37
Gain/loss on sale of assets	17	-	17	-	-
Provisions	333	19	155	168	(8)
Depreciation, amortisation and impairment	1,480	829	1,019	(368)	-
Impairment	2,206	829	1,320	57	-
Reversal of Impairment	(725)	-	(301)	(425)	-
Exploration expenses	828	19	809	-	-
Impairment	840	-	840	-	-
Reversal of Impairment	(46)	-	(46)	-	-
Other adjustments	7	4	3	-	-
Provisions	28	15	13	-	-
Sum of adjustments to net operating income	3,561	1,180	1,929	250	202
Adjusted earnings [5]	1,664	1,972	(681)	514	(142)
Tax on adjusted earnings	(1,704)	(1,420)	(27)	(239)	(18)
Adjusted earnings after tax [5]	(40)	552	(708)	275	(160)

Items impacting net operating income in the third quarter of 2017 (in USD million)	Statoil group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income	1,095	2,060	(1,017)	178	(127)
Total revenues and other income	483	165	(29)	352	(5)
Changes in fair value of derivatives	338	151	22	165	-
Periodisation of inventory hedging effect	187	-	-	187	-
Over-/underlift	(35)	14	(49)	-	-
Gain/loss on sale of assets	(8)	-	(2)	-	(5)
Purchases [net of inventory variation]	(40)	-	-	(107)	67
Operational storage effects	(107)	-	-	(107)	-
Eliminations	67	-	-	-	67
Operating and administrative expenses	(22)	(7)	(15)	-	-
Over-/underlift	(22)	(7)	(15)	-	-
Depreciation, amortisation and impairment	520	(203)	723	-	-
Impairment	912	189	723	-	-
Reversal of Impairment	(392)	(392)	-	-	-
Exploration expenses	311	-	311	-	-
Impairment	311	-	311	-	-
Sum of adjustments to net operating income	1,252	(45)	990	246	61
Adjusted earnings [5]	2,346	2,015	(27)	423	(65)
Tax on adjusted earnings	(1,527)	(1,354)	(51)	(150)	27
Adjusted earnings after tax [5]	819	662	(78)	273	(38)

Items impacting net operating income in the full year of 2017 (in USD million)	Statoil group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income	**13,771**	**10,485**	**1,341**	**2,243**	**(298)**
Total revenues and other income	**(405)**	**(16)**	**(18)**	**(365)**	**(7)**
Changes in fair value of derivatives	(197)	103	22	(322)	-
Periodisation of inventory hedging effect	(43)	-	-	(43)	-
Over-/underlift	(155)	(119)	(36)	-	-
Gain/loss on sale of assets	(10)	-	(3)	-	(7)
Purchases [net of inventory variation]	**(35)**	-	-	**(94)**	**59**
Operational storage effects	(94)	-	-	(94)	-
Eliminations	59	-	-	-	59
Operating and administrative expenses	**418**	**11**	**395**	**12**	-
Over-/underlift	11	7	4	-	-
Other adjustments	9	4	5	-	-
Gain/loss on sale of assets	382	-	382	-	-
Provisions	12	-	-	12	-
Cost accrual changes	4	-	4	-	-
Depreciation, amortisation and impairment	**(1,055)**	**(905)**	**(102)**	**(48)**	-
Impairment	917	194	723	-	-
Reversal of impairment	(1,972)	(1,099)	(825)	(48)	-
Exploration expenses	**(56)**	-	**(56)**	-	-
Impairment	435	-	435	-	-
Reversal of impairment	(517)	-	(517)	-	-
Cost accrual changes	25	-	25	-	-
Sum of adjustments to net operating income	**(1,133)**	**(910)**	**219**	**(495)**	**53**
Adjusted earnings [5]	**12,638**	**9,575**	**1,559**	**1,749**	**(245)**
Tax on adjusted earnings	**(8,110)**	**(6,772)**	**(633)**	**(807)**	**103**
Adjusted earnings after tax [5]	**4,528**	**2,771**	**948**	**948**	**(139)**

Items impacting net operating income in the full year of 2016 (in USD million)	Statoil group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income	80	4,451	(4,352)	623	(642)
Total revenues and other income	1,020	139	(111)	1,002	(10)
Changes in fair value of derivatives	738	25	-	713	-
Periodisation of inventory hedging effect	360	-	-	360	-
Impairment	25	-	25	-	-
Over-/underlift	232	228	4	-	-
Gain/loss on sale of assets	(333)	(114)	(139)	(71)	(10)
Purchases [net of inventory variation]	(9)	-	-	(228)	219
Operational storage effects	(228)	-	-	(228)	-
Eliminations	219	-	-	-	219
Operating and administrative expenses	617	4	292	253	69
Over-/underlift	(59)	(52)	(7)	-	-
Other adjustments	168	37	58	6	67
Gain/loss on sale of assets	86	-	86	-	-
Provisions	422	19	155	247	2
Depreciation, amortisation and impairment	1,300	829	540	(74)	5
Impairment	2,946	829	1,761	351	5
Reversal of impairment	(1,646)	-	(1,221)	(425)	-
Exploration expenses	1,061	12	1,049	-	-
Impairment	1,141	-	1,141	-	-
Reversal of impairment	(149)	-	(149)	-	-
Other adjustments	41	(3)	44	-	-
Provisions	28	15	13	-	-
Sum of adjustments to net operating income	3,990	984	1,770	952	283
Adjusted earnings [5]	4,070	5,435	(2,582)	1,576	(359)
Tax on adjusted earnings	(4,277)	(3,607)	(39)	(678)	47
Adjusted earnings after tax [5]	(208)	1,827	(2,622)	898	(311)

Adjusted earnings Marketing, Midstream & Processing (MMP) break down

Q4 2017	Quarters Q3 2017	Q4 2016	Change Q4 on Q4	Adjusted earnings break down (in USD million)	2017	Full year 2016	Change
286	46	266	7%	Natural Gas Europe	691	654	6%
(6)	4	25	N/A	Natural Gas US	26	111	(76%)
94	179	136	(31%)	Liquids	412	494	(17%)
160	195	87	84%	Other	621	317	96%
533	423	514	4%	Adjusted earnings MMP	1,749	1,576	11%

Reconciliation of adjusted earnings after tax to net income

Q4 2017	Quarters Q3 2017	Q4 2016	Reconciliation of adjusted earnings after tax to net income (in USD million)		Full year 2017	2016
5,182	1,095	(1,897)	Net operating income (NOI)	A	13,771	80
2,662	1,323	494	Tax on NOI	B	8,944	2,649
2,520	(228)	(2,391)	NOI after tax	C = A-B	4,827	(2,569)
(1,227)	1,252	3,561	Adjustments[1]	D	(1,133)	3,990
(13)	204	1,211	Tax on adjustments	E	(834)	1,628
1,306	819	(40)	Adjusted earnings after tax [5]	F = C+D-E	4,528	(208)
(39)	(150)	(838)	Net financial items	G	(351)	(258)
94	(99)	444	Tax on net financial items	H	122	(75)
2,575	(478)	(2,785)	Net income	I = C+G+H	4,598	(2,902)

1) Represents the sum total of adjustments to net operating income made to arrive at adjusted earnings (i.e. adjusted purchases, adjusted operating and administrative expenses, adjusted depreciation, amortisation and impairment expenses and adjusted exploration expenses, each of which are presented and reconciled to the relevant related IFRS figure for the periods presented in this report).

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", "believe", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding plans and expectations with respect to Statoil's returns, balance sheet and long-term underlying earnings growth; free cash flow over the next few years and beyond; increase in dividends; ROACE in 2020; investment in new energy solutions, including renewables; organic investment; market outlook and future economic projections and assumptions; capital expenditure and exploration guidance for 2018; production guidance through 2020; organic capital expenditure for 2018; Statoil's intention to mature its portfolio; exploration and development activities, plans and expectations, including estimates regarding exploration activity levels; projected unit of production cost; equity production and expectations for equity production reductions; planned maintenance and the effects thereof for 2018; risks related to Statoil's production guidance; accounting decisions and policy judgments, ability to put exploration wells into profitable production, and the impact thereof; expected dividend payments, the scrip dividend programme and the timing thereof; estimated provisions and liabilities; implementation of IFRS 9 and IFRS 15, and the impact thereof; planned acquisitions and divestments, including timing and impact thereof, including the acquisition of interests in the Martin Linge field, the Roncador field and the BM-S-8 license and other pending acquisitions and divestments discussed in this report; impact of U.S. tax reform; pending legal proceedings, including the suit brought by Sindipetro; and the projected impact or timing of administrative or governmental rules, standards, decisions or laws, including with respect to and future impact of legal proceedings are forward-looking statements.

You should not place undue reliance on these forward- looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU developments; general economic conditions; political and social stability and economic growth in relevant areas of the world; global political events and actions, including war, political hostilities and terrorism; economic sanctions, security breaches; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields or wells on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission (and section 2.10 Risk review – Risk factors thereof). Statoil's 2016 Annual Report and Form 20-F is available at Statoil's website www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, whether to make them either conform to actual results or changes in our expectations or otherwise.

END NOTES

1. The Group's **average liquids price** is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2. The **refining reference margin** is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3. **Liquids volumes** include oil, condensate and NGL, exclusive of royalty oil.

4. **Equity volumes** represent produced volumes under a **Production Sharing Agreement (PSA)** that correspond to Statoil's ownership share in a field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5. These are **non-GAAP figures**. See section Use and reconciliation of non-GAAP financial measures in the report for more details.

6. Transactions with the **Norwegian State**. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and it also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil sell the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered priced on an arms-length basis.

7. The production guidance reflects our estimates of **proved reserves** calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

8. The Group's **average invoiced gas prices** include volumes sold by the MMP segment.

9. The internal **transfer price** paid from MMP to E&P Norway.

10. Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the Group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.